FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________________ to______________________________.

Commission file number 1-10945

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the Oceaneering Retirement Investment Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The statement of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2012, was audited by other auditors whose report dated June 20, 2013, expressed an unmodified opinion on that statement.

Our audit was conducted for the purpose of forming an opinion on the 2013 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2013 financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
June 20, 2014

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Report of Independent Registered Public Accounting Firm

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2012. This statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Oceaneering Retirement Investment Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Houston, Texas
June 20, 2013

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2013	2012
Investments, at fair value:	$ 564,595,700	$ 426,628,205
Receivables:		
Participant contributions	852,005	741,333
Employer contributions	1,406,476	1,108,776
Interest	21,140	1,763
Notes receivable from participants	13,397,559	12,510,183
Net assets reflecting all investments at fair value	580,272,880	440,990,260
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(561,934)	(1,863,980)
Net assets available for benefits	$ 579,710,946	$ 439,126,280

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Additions:	
Net appreciation in fair value of investments	$ 116,813,589
Dividend and interest income	4,755,271
Interest income on notes receivable from participants	552,769
Contributions	
Participant contributions	25,993,446
Employer contributions	18,312,087
Participant rollovers	2,551,938
Total Contributions	46,857,471
Total Additions	168,979,100
Deductions:	
Distributions	(28,167,591)
Administrative expenses	(284,094)
Total Deductions	(28,451,685)
Transfers-in from merged plan	57,251
Net increase in net assets available for benefits	140,584,666
Net assets available for benefits, Beginning of year	439,126,280
Net assets available for benefits, End of year	$ 579,710,946

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. (the "Company") and its affiliates.

The Company is the Plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank, N.A. ("Wells Fargo") is the trustee of all investments held by the Plan.

The general administration of the Plan is vested in an Advisory Committee which consists of six persons appointed by the Board of Directors of the Company. Audit fee expenses associated with the Plan's financial statements are paid by the Company. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among nineteen funds: two common/collective funds, sixteen mutual funds, and the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") and a short-term investment fund). If a participant fails to make an investment election, his or her Plan account will be invested in the Wells Fargo Advantage Dow Jones Target Date Funds based on the participant's date of birth.

Effective January 1, 2013, participants may elect to receive a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock.

Participants may contribute on a pre-tax basis up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. During the periods presented, the Company's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals to the Plan.

The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan maturities may not exceed five years unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed 10 years. Loans are secured by the balance in the applicable participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis as set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 4.25% and 9.50% as of December 31, 2013. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 65 if elected by the participant. In-service withdrawals may also be made with respect to benefits attributable to the Grayloc Products 401(k) Plan (which was merged into the Plan effective March 1, 2006), if elected by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions.

The Plan provides that the entire amount of participant contributions and related earnings are fully vested, and that employer contributions and related earnings vest according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
At least two	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive Breaks in Service.

Included in net assets available for benefits are forfeitures in the amounts of $88,305 and $440,769 at December 31, 2013 and 2012, respectively. Forfeitures of $642,886 were used to reduce employer matching contributions for the year ended December 31, 2013.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock, and cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses would be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

The Wells Fargo Stable Return Fund N15 (the "N15 Fund") invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at their respective contract values. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the most relevant measurement for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The net weighted-average yield earned, which is different from the interest rate credited to participants, by the entire fund was 1.52% and 1.95% for the years ended December 31, 2013 and 2012, respectively. The net weighted interest rate credited to participants in the fund was 1.36% and 0.94% for the years ended December 31, 2013 and 2012, respectively.

All of the asset-backed contracts held in a common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap" to the common collective trust in the event of a termination or non-participant directed withdrawal, transfer or loan. The risk of such an event happening is not probable. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract.

3. Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.*, an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in markets that are not active;
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (*e.g.*, interest rate and yield curve quotes at commonly quoted intervals); and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (*i.e.*, supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market.

Company Stock: Valued based on quoted market price at the financial statement date reported on the active market on which the individual securities are traded.

Stable Value fund: The N15 Fund is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G (the "G Fund"), a common/collective fund sponsored by Wells Fargo Bank. The N15 Fund is valued based on the underlying unit value reported by the G Fund. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The fair value of the G Fund is based on the present value of future cash flows using the current discount rate. The fair value of the security-backed contracts includes the value of the underlying securities and the value of the wrapper contracts. The fair value of the wrapper contracts is the replacement cost based on the wrapper contract fees. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Short-Term Investment fund: The Short-Term Investment fund is a common/collective fund valued at the net asset value of shares held by the Plan at the financial statement date. The Short Term Investment fund seeks to maintain a constant net asset value of $1 per unit.

Equity fund: The Wells Fargo S&P 500 Index is a common/collective fund which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index (the "Index") through investment in equity securities of companies that comprise the Index. The fund is valued at the net asset value of shares held by the Plan at the financial statement date based on the fair value of the underlying investments held by the fund. This fund does not have restrictions on redemptions.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Large-cap equity	$ 19,710,610	$ -	$ -	$ 19,710,610
Mid-cap equity	58,423,480	-	-	58,423,480
Small-cap equity	12,347,586	-	-	12,347,586
International large-cap equity	11,880,896	-	-	11,880,896
Target date funds	67,073,086	-	-	67,073,086
Blended equity and debt	9,140,592	-	-	9,140,592
U.S. bond index	20,460,422	-	-	20,460,422
Total mutual funds	199,036,672	-	-	199,036,672
Company stock	256,324,077	-	-	256,324,077
Common/collective funds:				
Stable value	-	70,803,778	-	70,803,778
Short-term investment	-	13,689,436	-	13,689,436
Equity	-	24,741,737	-	24,741,737
Total assets at fair value	$ 455,360,749	$ 109,234,951	$ -	$ 564,595,700

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Large-cap equity	$ 12,788,729	$ -	$ -	$ 12,788,729
Mid-cap equity	41,583,737	-	-	41,583,737
Small-cap equity	4,047,647	-	-	4,047,647
International large-cap equity	9,641,947	-	-	9,641,947
Target date funds	48,855,524	-	-	48,855,524
Blended equity and debt	8,884,827	-	-	8,884,827
U.S. bond index	24,792,437	-	-	24,792,437
Total mutual funds	150,594,848	-	-	150,594,848
Company stock	184,490,431	-	-	184,490,431
Common/collective funds:				
Stable value	-	66,139,145	-	66,139,145
Short-term investment	-	7,382,649	-	7,382,649
Equity	-	18,021,132	-	18,021,132
Total assets at fair value	$ 335,085,279	$ 91,542,926	$ -	$ 426,628,205

4. Risks and Uncertainties

The Plan provides for various investments in Oceaneering Stock, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits and participant account balances.

5. Related Party Transactions

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because the Company is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

6. Federal Income Taxes

Effective as of January 1, 2013, the Plan was amended and restated from a non-standardized prototype plan document to an individually designed plan document. The Plan retains its status as a qualified plan under Code Section 401(a) rules applicable to remedial amendment periods for qualified retirement plans, and the Plan's administrator is in the process of filing for a new Internal Revenue Service ("IRS") determination letter for the Plan. The remedial amendment period extends until (at least) April 30, 2016, but the Plan administrator intends to complete its determination letter application within the 2014 calendar year. The Plan's administrator believes that the Plan is a qualified plan and is being operated in compliance with applicable requirements of the Code and ERISA and that the related trust is exempt under Code Section 501(a).

GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012:

	December 31,	
	2013	2012
Oceaneering International, Inc. Common Stock	$ 256,324,077	$184,490,431
Wells Fargo Stable Return Fund N15 (stated at contract value)	70,241,843	64,275,165
Pimco Total Return Fund Institutional Class	*	24,792,437

* Did not represent 5% at year end

In the accompanying Statement of Changes in Net Assets Available for Benefits, net appreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2013, the Plan's investments appreciated in value as follows:

Oceaneering Stock	$	77,790,056
Common/Collective Funds		7,047,730
Mutual Funds		31,975,803
	$	116,813,589

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	December 31,	
	2013	2012
Net assets available for benefits per the financial statements	$ 579,710,946	$ 439,126,280
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	561,934	1,863,980
Net assets available for benefits per the Form 5500	$ 580,272,880	$ 440,990,260

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2013, to the net income per the Form 5500:

Net increase in net assets available for benefits per the financial statements	$ 140,584,666
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,302,046)
Net income per the Form 5500	$ 139,282,620

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

9. Plan Amendment

Effective January 1, 2013, the Plan was amended and restated to convert the Plan from a pre-approved prototype plan document to an individually designed plan document in order to add provisions that convert the Oceaneering Stock fund within the Plan into an unleveraged employee stock ownership plan in compliance with Code Sections 4975(e)(7) and 401(a)(28).

10. Subsequent Events

The Plan's management evaluated subsequent events from December 31, 2013 through June 20, 2014, the date these financial statements were issued. During this period, there have been no significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2013 or for the year then ended.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2013

	Identity of Issue	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	3,282,518 shares	$ 256,324,077
*	Wells Fargo Short-Term Investment Fund	Common/Collective Fund	13,689,436
*	Wells Fargo Stable Value Return Fund N15	Common/Collective Fund	70,803,778
*	Wells Fargo S&P 500 Index Fund	Common/Collective Fund	24,741,737
	American Funds Europacific Growth Fund	Mutual Fund	11,880,896
	American Balanced Fund R5	Mutual Fund	9,140,592
	Artisan Mid Capitalization Stock Fund	Mutual Fund	19,964,198
	Columbia Acorn Fund	Mutual Fund	17,537,188
	Goldman Sachs Small Cap Value Fund	Mutual Fund	6,799,336
	JPMorgan Large Cap Growth R5	Mutual Fund	12,005,883
	MFS Value R4	Mutual Fund	7,704,727
	Pimco Total Return Fund Institutional Class	Mutual Fund	20,460,422
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	20,922,093
	T. Rowe Price New Horizons Fund	Mutual Fund	5,548,250
*	Wells Fargo Advantage DJ Target 2010	Mutual Fund	2,989,879
*	Wells Fargo Advantage DJ Target 2020	Mutual Fund	13,588,418
*	Wells Fargo Advantage DJ Target 2030	Mutual Fund	19,289,849
*	Wells Fargo Advantage DJ Target 2040	Mutual Fund	17,208,645
*	Wells Fargo Advantage DJ Target 2050	Mutual Fund	12,366,104
*	Wells Fargo Advantage DJ Target Today	Mutual Fund	1,630,192
			564,595,700
*	Participant loans	Interest rates ranging from 4.25% to 9.50% with varying maturity dates	13,397,559
	Total investments and participant loans		$ 577,993,259

* Party-In-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 20, 2014

By: ________________________

Chairman, Advisory Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-174078 and 333-98211) of the Oceaneering Retirement Investment Plan of our report dated June 20, 2014, with respect to the financial statements and schedule included in this Annual Report on Form 11-K of the Oceaneering Retirement Investment Plan for the year ended December 31, 2013.

Harper & Pearson Company, P.C.

Houston, Texas
June 20, 2014

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-98211 and No. 333-174078) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 20, 2013, with respect to the financial statements of the Oceaneering Retirement Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

Ernst & Young LLP

Houston, Texas
June 20, 2014